COHEN & STEERS PREFERRED SECURITIES AND INCOME SMA SHARES, INC.

280 Park Avenue, 10th Floor

New York, New York 10017

January 23, 2019

VIA FEDEX

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Samantha Brutlag, Senior Counsel

Re:	Cohen & Steers Preferred Securities and Income SMA Shares, Inc.
Registration Statement on Form N-1A
File Numbers: 333-228552; 811-23393

Dear Ms. Brutlag,

On behalf of Cohen & Steers Preferred Securities and Income SMA Shares, Inc (the “Fund”), transmitted for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Pre-Effective Amendment No. 1 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A filed with the Securities and Exchange Commission (the “Commission”) on November 26, 2018 (the “Registration Statement”).

The Amendment is marked to show changes made in response to comments of the Commission’s staff (the “Staff”) on the Registration Statement that were provided to Ms. Dana A. DeVivo, Esq., Senior Vice President and Associate General Counsel of Cohen & Steers Capital Management, Inc., by Ms. Samantha Brutlag of the Staff in a letter dated December 20, 2018. For the convenience of the Staff, written comments have been restated below in their entirety. The Fund’s response follows each comment. References in the responses to the Fund’s prospectus (the “Prospectus”) or statement of additional information (the “SAI”) are to those filed as part of the Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment. References to page numbers herein refer to page numbers in the Amendment. Certain other stylistic and clarifying changes have been made in the Amendment.

PROSPECTUS

Cover Page

1.	Staff Comment: Please provide the staff with the Fund’s ticker symbol in advance so that the staff can assess whether it is appropriate for the Fund.

Response: The Fund’s ticker symbol is PISHX.

Fund Fees and Expenses

2.

Staff Comment: On page 3, both in the introductory paragraph to the fee table and in footnote 1 to the fee table, the prospectus explains that the Advisor does not charge a management fee to the Fund and, instead, the Advisor is compensated for managed account advisory services either directly or indirectly by Sponsors or Program Participants of separately managed account (“SMA”) programs, and certain non-program SMA clients of the Advisor. Please explain to the staff supplementally whether in practice, this arrangement allows the Fund to charge different shareholders different amounts to compensate the Advisor.

Response: The Fund will not be offered as a stand-alone investment product, and instead will be used as a “completion vehicle” in SMAs which hold assets in addition to the Fund. While the Advisor intends to offer the separately managed account (“SMA”) programs at the same flat fee rate to all sponsors, program participants and non-program SMA clients of the Advisor, it is possible that program participants of SMA programs or non-program SMA clients could pay different amounts based on fees negotiated with the SMA program sponsors or fees charged directly to program participants by the SMA program sponsors. However, these fees will be paid by program participants or non-program SMA clients on the overall SMA program for which the Fund is being used as a completion vehicle and not directly as a shareholder of the Fund.

3.

Staff Comment: Please delete the sentence on page 3 immediately preceding the Shareholder Fees section of the fee table, which states “[t]his table describes the fees and expenses that you could pay if you buy and hold shares of the Fund.” The staff notes that this statement already appears at the beginning of the preceding paragraph.

Response: The Fund confirms that the Fund has deleted the sentence on page 3 immediately preceding the Shareholder Fees section of the fee table which stated that “[t]his table describes the fees and expenses that you could pay if you buy and hold shares of the Fund.”

4.

Staff Comment: Please confirm to the staff that the fee table will include estimates of any expenses expected to be incurred by the Fund in connection with (1) investments in other investment companies, (2) borrowings, and (3) short sales.

Response: The Fund confirms that the fee table includes estimates of any expenses expected to be incurred by the Fund in connection with (1) investments in other investment companies, (2) borrowings, and (3) short sales. The Fund does not anticipate any borrowings or short sales in the Fund’s first year of operation. In addition, the Fund does not believe that investments in other investment companies will be material in the Fund’s first year of operation which would warrant disclosure in the fee table.

5.

Staff Comment: Please include a footnote to the expense example, similar to footnote 1 of the fee table, explaining that although the Advisor does not charge a management fee to the Fund, the Advisor is compensated through SMA program sponsors or participants, and certain non-program SMA clients of the Advisor, for managed account advisory services.

Response: Footnote 1 has been added to the expense example to explain that although the Advisor does not charge a management fee to the Fund, the Advisor is compensated through SMA program sponsors or participants, and certain non-program SMA clients of the Advisor, for managed account advisory services.

Principal Investment Strategies

6.

Staff Comment: On page 4, the prospectus refers to “securities of other open-end, closed-end or ETFs.” If this sentence refers to other open-end and closed-end funds, please revise the sentence to state that.

Response: The Fund confirms that the sentence is referring to other open-end and closed-end funds and the Fund has revised the sentence as follows (new language is underlined): “securities of other open-end funds, closed-end funds or exchange-traded funds (“ETFs”).”

Principal Risks of Investing in the Fund

7.

Staff Comment: On page 9, the prospectus includes a Non-Diversification Risk, which states that the Fund is a non-diversified investment company. Please include a statement in the Principal Investment Strategies section disclosing that the Fund is non-diversified.

Response: The Fund has added the following disclosure to the end of the Principal Investment Strategies section on page      to disclose that the Fund is non-diversified:

“The Fund is non-diversified under the Investment Company Act of 1940 (the “1940 Act”), which means it may invest a larger percentage of its assets in fewer instruments than a diversified mutual fund.”

Fund Performance

8.

Staff Comment: Once the Fund has and shows performance in the Fund Performance section on page 11, please include either in the introductory paragraph preceding the performance presentation or in a footnote to the performance presentation, disclosure stating that the performance does not reflect fees charged at the SMA program level.

Response: The Fund confirms that once the Fund has and shows performance in the Fund Performance section, the Fund will include disclosure stating that the performance does not reflect fees charged at the SMA program level either in the introductory paragraph preceding the performance presentation or in a footnote to the performance presentation.

Investment Management

9.

Staff Comment: The prospectus states on page 11 that William F. Scapell and Elaine Zaharis-Nikas have been portfolio managers of the Fund “since inception.” Please include the month and year of the Fund’s inception here when known.

Response: The Fund has updated the disclosure on page      with the anticipated inception date of March 2019 for both William F. Scapell and Elaine Zaharis-Nikas.

Additional Investment Information

10.

Staff Comment: On pages 27–30, the prospectus states that the Fund may invest “up to 20% of its net assets” in certain types of securities, including equity securities, government securities, mortgage and asset-backed securities, and municipal securities. If the Fund considers investments in these types of securities to be part of its principal investment strategy, please discuss such securities and disclose any related risks in the Principal Investment Strategies and Principal Risks of Investing in the Fund sections of the prospectus.

Response: The Fund confirms that the Fund does not consider investments in equity securities, government securities, mortgage and asset-backed securities or municipal securities to be part of its principal investment strategy and therefore the Fund has not added additional disclosure on these securities or any related risks in the Principal Investment Strategies and Principal Risks of Investing

sections of the Fund’s prospectus. The Fund further confirms that if, in the future, the Fund believes that investments in equity securities, government securities, mortgage and asset-backed securities or municipal securities have become part of the Fund’s principal investment strategy, such disclosures will be added to the Principal Investment Strategies and Principal Risks of Investing sections of the prospectus.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

11.

Staff Comment: On page 46 of the SAI, the Fund’s concentration policy states that “. . . the Fund will invest at least 25% of the value of its net assets in securities of companies engaged in the financials sector . . . .” Please further clarify the fundamental policy to indicate which industries are considered to be included in the financials sector.

Response: The Fund respectfully submits that the Fund has already disclosed in the prospectus the industries that the Fund considers to be part of the financials sector, which include the bank, diversified financials, real estate (including REITs) and insurance industries. This disclosure can be found on page      of the prospectus under “Principal Investment Strategies,” page      under “Principal Risks of Risks of Investing in the Fund- Concentration Risk,” page      under “Principal Investment Strategies- Concentration in Financials Sector,” and page      under “Principal Risks of Investing in the Fund- Concentration Risk.” In addition, the Fund includes the companies included in the financials sector on page      of the SAI under “Additional Information Regarding Fund Investments- Companies in the Financials Sector.” The Fund therefore respectfully submits that the Fund does not believe it is necessary to clarify the industries included in the financials sector in the Fund’s concentration policy itself, as it is clear to shareholders which industries are included in the financials sector.

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We hope the Staff finds the revisions in the Amendment responsive to comments on the Registration Statement. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.796.9347.

Very truly yours,

Dana DeVivo
Secretary and Chief Legal Officer cc: Michael Doherty, Ropes & Gray LLP